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Exhibit 99.3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class SUBORDINATE VOTING SHARES
Holder Account Number

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Form of Proxy — Annual Meeting to be held on April 27, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
You have the right to appoint some other person or company of your choice, who need not be a holder, to attend and act on your behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities reperesented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to you.

5.
The securities represented by this proxy will be voted or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter, this proxy will be voted as recommended by Management.

Proxies submitted must be received by 5:00 pm, Toronto Time, on April 26, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.computershare.com/proxy	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com — click "Enroll for e-delivery" under the Shareholder Services menu.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER		HOLDER ACCOUNT NUMBER			ACCESS NUMBER

+			+

Appointment of Proxyholder
I/We, being holder(s) of Celestica Inc. hereby appoint: Robert L. Crandall, or failing him Stephen W. Delaney	OR	Print the name of the person you are appointing if this person is someone other than Robert L. Crandall or Stephen W. Delaney.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Celestica Inc. to be held at the Auditorium of the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on April 27, 2006 at 10:00 a.m. (Toronto time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.    Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Robert L. Crandall	☐	☐	02. William Etherington	☐	☐	03. Richard S. Love	☐	☐	04. Anthony R. Melman	☐	☐	Fold
05. Gerald W. Schwartz	☐	☐	06. Charles W. Szuluk	☐	☐	07. Don Tapscott	☐	☐
2. Appointment of Auditors										For	Withhold
Appointment of KPMG LLP as Auditor and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the Auditor.										☐	☐

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Authorized Signature(s) — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

☐	A R 2	C L S Q	+

The Form 20-F enclosed herein is being distributed to all of our shareholders in lieu of a separate annual report.

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  Exhibit 99.3